Annual General Meeting of Shareholders

(Name of ADR holder)

(Number of ADRs held)

Resolutions presented for consideration by the Annual General Meeting of Shareholders on December 30, 2009

Agenda		Affirmative	Negative	Abstained

1)	Re-election of incumbent director James Hsiang Ming Ho as a Class II Director for a new three year term

(Signature)